EXHIBIT 1
YEAR 2010 / 3rd QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.
          The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.
Overview
          We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 39 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.
          Our key business objective is to be the preferred provider of content, services and integrated marketing solutions that enable our customers to achieve a competitive advantage.
          We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels – online marketplaces, magazines and trade shows.
          We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.
          In April 2000, we completed a share exchange with a publicly-traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.
Revenue
          We derive revenue from two principal sources:
          Online and other media services; and Exhibitions, trade shows and seminars.
          Online and other media services consists of following two primary revenue streams:
          Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees and the digital magazine we newly launched in July 2010.
          Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports. We recognize revenue from our Online and Other Media Services ratably over the period in which the advertisement is displayed.
          Exhibitions – trade shows and seminars — Our China Sourcing Fairs offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first China Sourcing Fair was held in the fourth quarter of 2003. Subsequently, we have held several China Sourcing Fairs events in the second and fourth quarters of 2004 to 2009. In addition, in 2007 we launched new China Sourcing Fairs events in Dubai and Shanghai and in 2008 we launched new China Sourcing Fairs events in India. In the first quarter of 2010, we held China Sourcing Fairs events in Shanghai in January 2010 and International IC China Conferences and Exhibitions in China in March 2010; these exhibitions were held in December 2008 and March 2009, respectively, in prior years. In the second quarter of 2010, we held China Sourcing Fairs events in Hong Kong, Dubai and launched a new Electronics event in Shanghai in June 2010. In the third quarter of 2010, we held the International IC China Conferences and Exhibitions and launched China International Optoelectronic Expo, both were in Shenzhen in September 2010. We also held China Sourcing Fairs events in Mumbai in September 2010, which was held in November 2009 in the prior year. Therefore, we held more exhibition events in the nine months ended 30 September 2010 compared to the same period of 2009. We are launching new China Sourcing Fairs events in Singapore and Johannesburg in the fourth quarter of 2010 and in Miami, USA in 2011. We derive revenue primarily from exhibit space rentals, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We recognize exhibitor services revenue at the completion of the related events. Our major China Sourcing Fairs in Hong Kong are scheduled to be held in the second quarter and fourth quarter of each financial year. As a result, second and fourth quarter revenue are expected to be higher than the first and third quarter revenue.
Results of Operations
The following table sets forth the results of our operations:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$30,541	$28,780	$88,641	$87,431
Exhibitions	7,674	901	39,554	29,372
Miscellaneous	1,202	931	3,597	2,817

	39,417	30,612	131,792	119,620

Operating Expenses:
Sales	15,492	12,087	48,840	45,820
Event production	2,635	319	13,576	10,032
Community	4,069	4,796	15,533	17,885
General and administrative	11,810	11,057	35,201	33,975
Online services development	1,440	1,408	4,078	4,172
Amortization of intangibles and software costs	492	26	1,079	106

Total Operating Expenses	35,938	29,693	118,307	111,990

Income from Operations	$3,479	$919	$13,485	$7,630

Net Income Attributable to the Company	$2,282	$1,185	$12,121	$7,474

          Note: 1.   Online and other media services consists of:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Online services	$24,811	$20,904	$68,985	$64,928
Print services	5,730	7,876	19,656	22,503

	$30,541	$28,780	$88,641	$87,431

          The following table represents our revenue by geographical areas:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Asia	$37,805	$28,913	$126,560	$114,286
United States	1,338	1,437	4,478	4,502
Europe	148	70	230	197
Others	126	192	524	635

Total revenue	$39,417	$30,612	$131,792	$119,620

Consolidated Results
Revenue
          Our total revenue grew by 29% to $39.4 million during the three months ended September 30, 2010 from $30.6 million during the three months ended September 30, 2009. China accounted for 78% of total revenue during the three months ended September 30, 2010 compared to 71% of total revenue during the three months ended September 30, 2009. Our Online and Other Media Services revenue grew by 6% from $28.8 million during the three months ended September 30, 2009 to $30.5 million during the three months ended September 30, 2010 resulting from a 10% growth in our Online and Other Media Services revenue in our China market, partially off-set by declines in our Hong Kong, Taiwan and other Asian markets. Our China market represented 74% of Online and Other Media Services revenue during the third quarter of 2010 compared to 71% during the third quarter of 2009. The growth in our Online and Other Media Services Revenue resulted mainly from a 19% growth in our revenue relating to hosting online websites and digital magazine for our customers off-set partially by decline of 27% in our print advertising revenue. Magazine advertising continues to be under pressure from the global shift by advertisers away from print advertising. Our Exhibitions revenue grew by 752% to $7.7 million during the three months ended September 30, 2010 compared to $0.9 million during the three months ended September 30, 2009. The growth in our exhibitions revenue resulted primarily from China International Optoelectronic Expo which we acquired in year 2009 and which was launched in September 2010 in Shenzhen and our re-scheduled China Sourcing Fairs events in Mumbai, India we held in September 2010, which were held in the fourth quarter during 2009. China represented 93% of Exhibitions revenue for the three months ended September 30, 2010 compared to 62% for the three months ended September 30, 2009.

          Total revenue grew by 10% to $131.8 million during the nine months ended September 30, 2010 from $119.6 million during the nine months ended September 30, 2009, primarily due to growth in our Exhibitions revenue. Our Online and Other Media Services revenue grew by $1.2 million or 1% to $88.6 million for the nine months ended September 30, 2010, as compared with $87.4 million for the nine months ended September 30, 2009 primarily due to a 4% growth in our China market off-set by declines in our other markets. The growth in our Online and Other Media Services Revenue resulted mainly from a 6% growth in our revenue from hosting online websites and digital magazines for our customers off-set partially by a 13% decline in the print advertising. China represented 72% of Online and Other Media Services revenue for the nine months ended September 30, 2010 compared to 70% for the nine months ended September 30, 2009. Our Exhibitions revenue grew from $29.4 million for the nine months ended September 30, 2009 to $39.6 million for the nine months ended September 30, 2010, a growth of 35%, due mainly to our rescheduled China Sourcing Fairs events in Shanghai held in January 2010, our first Electronics event launched in June 2010 in Shanghai, increase in our booth yield for our China Sourcing Fairs events in Hong Kong, increase in number of booths sold in our Dubai event, our newly acquired China International Optoelectronic Expo event launched in September 2010 in Shenzhen and our re-scheduled China Sourcing Fairs events held in September 2010 in Mumbai, India, off-set partially by a decline in revenue from our International IC China Conferences and Exhibitions in China held in the first and third quarters of 2010. China represented 78% of Exhibitions revenue for the nine months ended September 30, 2010 compared to 71% for the nine months ended September 30, 2009. We continue to look for opportunities to expand the number of our exhibition events and locations for our events.
          Total revenue from China grew by 16% during the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 although our total company revenue grew only by 10% during the same period.
Business Strategy
          We have a large market opportunity primarily focused on China’s exports and domestic B2B market. Our business strategy to achieve our objectives is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process. Our business strategy is built around the following four key foundations.
Market Penetration
          With our existing products in our existing markets there is potential for future growth. For example, we believe that there are many additional potential customers who we can attract to become customers of Global Sources Online and our China Sourcing Fairs.
New Product Development
          Three new verticals for Solar & Energy Savings Products, Medical Products & Supplies and In-Car Electronics & GPS were launched in the third quarter of 2010. Each of these vertical is served by an online marketplace, digital magazine and printed magazine, and China Sourcing Fairs are scheduled for the Solar and Medical categories in the second quarter of 2011 in Hong Kong.

          We continue developing our China Sourcing Fairs. In 2010, we have 55 shows scheduled versus the 30 we held in 2009. We are focused on specialization and have established unique market positions for categories including Security Products, Fashion Accessories, Baby & Children’s Products, and Underwear & Swimwear. Our strategy has also involved launching shows in developing markets and in 2010 we have shows scheduled in Johannesburg and Singapore.
Expansion into China’s Domestic B2B Market
          We intend to continue developing existing products and launch new products and services for China’s domestic market. This is a significant medium-term business opportunity where we intend to leverage our brands, content, sales representatives, expertise and community.
Acquisitions and/or Alliances
          We intend to support our strategy by looking for acquisitions and/or alliances designed to drive growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies or products that will help us maintain or achieve market-leading positions in particular niche markets. For example, in 2009 our e-Media Asia Ltd. acquired a majority stake in the China International Optoelectronic Expo.
Operating expenses
          Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. For online and other media services, the commission expense is recognized when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is recognized when the associated revenue is recognized upon conclusion of the event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.
          Sales costs increased by 28% from $12.1 million during the three months ended September 30, 2009 to $15.5 million during the three months ended September 30, 2010. This was mainly due to a growth in sales commissions in turn due to a growth in revenue.
          Sales costs increased from $45.8 million during the nine months ended September 30, 2009 to $48.8 million during the nine months ended September 30, 2010, an increase of 7%. This was mainly due to an increase sales commissions in turn due to increase in revenue off-set partially by a decline in sales marketing expenses during the first half of the year as well as decline in share based non-cash compensation expenses.
          Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

          Event production costs increased from $0.3 million during the three months ended September 30, 2009 to $2.6 million during the three months ended September 30, 2010 primarily due to the increase in number of exhibition events as we launched the China International Optoelectronic Expo event in Shenzhen in September 2010 and held the rescheduled China Sourcing Fairs events in Mumbai, India in September 2010, which was held in fourth quarter during 2009.
          Event production costs increased from $10.0 million during the nine months ended September 30, 2009 to $13.6 million during the nine months ended September 30, 2010 primarily due to the increase in number of exhibition events as we held our rescheduled Shanghai China Sourcing Fairs events in January 2010, launched a new China Sourcing Fairs event in Shanghai in June 2010, launched the China International Optoelectronic Expo event in Shenzhen in September 2010 and held the rescheduled China Sourcing Fairs events in Mumbai, India in September 2010, which was held in fourth quarter during 2009 as well as increase in booth construction and other event organizing costs resulting from increase in number of booths sold in Dubai event in June 2010, partially off-set by reduction in booth construction and other event organizing costs resulting from a decline in the number of exhibition booths sold for our International IC China Conferences and Exhibitions in China in the first and third quarters of 2010.
          Community. Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation and magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed during the event months in the year in which the expenses are incurred.
          Community costs declined from $4.8 million during the three months ended September 30, 2009 to $4.1 million during the three months ended September 30, 2010, a decline of 15%. This decline was due mainly to a 29% decline in bulk circulation costs, paper cost and printing charges resulting from the implementation of certain cost saving measures. We also reduced our buyer promotion costs for our exhibition events.
          Community costs declined from $17.9 million during the nine months ended September 30, 2009 to $15.5 million during the nine months ended September 30, 2010, a decline of 13%. This decline was due mainly to a 33% decline in bulk circulation costs, paper cost and printing charges resulting from the implementation of certain cost saving measures. We also reduced our buyer promotion costs for our exhibition events and reduced our participation in third party trade shows during first half of 2010, promoting our products and services to the buyer community, in efforts to reduce our costs.
          General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communications and travel costs. General and administrative costs increased by 6% from $11.1 million during the three months ended September 30, 2009 to $11.8 million during the three months ended September 30, 2010, due mainly to increases in content management costs as a result of higher volume due to growth in online and other media services revenue, as well as increases in information technology services costs, travel costs and payroll costs.
          General and administrative costs increased by 4% from $34.0 million during the nine months ended September 30, 2009 to $35.2 million during the nine months ended September 30, 2010, due mainly to increases in travel costs, payroll costs, and costs incurred during first half of 2010 for bartered marketing expenses, fees paid to third parties, and for our tender offer to buy back our shares.
          Online Services Development. Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online. Online services development costs to fund the updating and maintenance of our online services remained at $1.4 million during the three months ended September 30, 2009 and during the three months ended September 30, 2010.
          Online services development costs to fund the updating and maintenance of our online services declined by 2% from $4.2 million during the nine months ended September 30, 2009 to $4.1 million during the nine months ended September 30, 2010. This decline was due mainly to decline in depreciation costs.
          Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (“ECP”) to both employees and non-employees. The Company’s share awards to non-employees are share grants to the consultants and to the employees of third party service providers (collectively known as “Team Members”). We also recognize non-cash compensation expenses relating to the share awards granted to our directors under The Global Sources Directors Share Grant Award Plan.
          The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the three months ended September 30, 2010 was $0.72 million compared to an expense of $0.9 million recorded during the three months ended September 30, 2009. The reduction in expenses is mainly due to the vesting of share awards off-set partially by re-measurement of equity compensation expense relating to non-employee share awards based on our prevailing share price and new share awards during the first quarter of 2010.
          The share grants to employees vest over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the employees who received the share grants must continue to provide the services during the vesting period. The employees will receive the shares on the respective vesting dates if they continue to render services to the Company. If an employee ceases to provide services to the Company, any shares that have not vested are forfeited.
          The Company accelerates the vesting of share grants in the event of death of an employee or if there is a takeover or a change of control of the Company.
          During the three months ended September 30, 2010, we recorded stock based compensation expenses of $0.47 million resulting from the share awards to employees. This expense was recorded to various categories of operating expenses disclosed in the income statement for the quarter ended September 30, 2010 as follows: Sales: $0.08 million;

Community: $0.04 million; General & Administrative: $0.28 million; Online services development: $0.07 million.
          We also recognize non-cash compensation expenses relating to the share awards granted to our directors under The Global Sources Directors Share Grant Award Plan. During the three months ended September 30, 2010, we recorded stock based compensation expenses of $0.02 million resulting from the share awards to directors. This expense was recorded to General & Administrative expenses disclosed in the income statement for the quarter ended September 30, 2010.
          The share grants to the Team Members vest over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the grantee must continue to provide the services during the vesting period. The grantees will receive the shares on the respective vesting dates if they continue to render services to the Company.
          If a Team Member ceases to provide services to the Company, any shares that have not vested are forfeited.
          The Company accelerates the vesting of share grants in the event of death of a grantee or if there is a takeover or a change of control of the Company.
          During the three months ended September 30, 2010, we recorded expenses of $0.23 million resulting from the re-measurement of the stock based compensation relating to the unvested share grants to Team Members based on our share price of $7.55 as of September 30, 2010 which was lower compared to a $7.84 share price as of June 30, 2010. This expense was recorded to various categories of operating expenses disclosed in the income statement for the quarter ended September 30, 2010 as follows: Sales: $0.08 million; Community: $0.02 million; General & Administrative: $0.12 million; Online services development: $0.01 million.
          The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the nine months ended September 30, 2010 was $2.5 million compared to an expense of $3.2 million recorded during the nine months ended September 30, 2009. The reduction in expenses is mainly due to vesting of share awards off-set partially by the re-measurement of equity compensation expense relating to non-employee share awards based on our prevailing share price and new share awards during the first quarter of 2010.
          The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.
          Amortization of intangibles and software costs. We have issued share awards under two equity compensation plans (“ECP”) to former employees and Team Members after they resigned or retired from their respective employment or consultancy service.
          Under these two plans, the share grants to the non-employees vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the Plan. The Company has the ability to enforce the non-compete agreement by forfeiting the shares if the grantee fails to comply with the non-compete terms. There is no other vesting condition other than the non-compete terms.
          We recognize the intangible asset relating to the non-compete provisions of each of the above awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period on straight-line basis. During the three months ended September 30, 2010, we recorded amortization expense of $0.2 million relating to these intangibles.
          During the nine months ended September 30, 2010, we recorded amortization expense of $0.4 million relating to these intangibles.
          In December 2009, our subsidiary, eMedia Asia Limited (“eMedia Asia”), acquired the entire issued share capital of eMedia South China Limited (previously known as “UBM South China Limited”), a company incorporated in the Hong Kong Special Administrative Region, which holds a 70% equity interest in Shenzhen Herong GS Exhibition Co., Ltd.(previously known as Shenzhen Herong UBM Exhibition Co., Ltd.). Shenzhen Herong GS Exhibition Co., Ltd. operates a trade show in the PRC known as the “China International Optoelectronic Expo”. We accounted for this acquisition as a business combination. We paid $5.8 million cash consideration and assumed liabilities of $1.0 million resulting in a total consideration of $6.8 million. The liabilities assumed included $0.8 million to be paid in within one year subject to any adjustments and settlements in respect of any outstanding warranty claims and completion of certain other requirements. As of June 30, 2010, we have fully paid $0.8 million liabilities assumed. During the three months ended June 30, 2010, we completed the final valuation and purchase price allocation and recorded the acquired intangible assets at fair value of $5.8 million and goodwill of $2.5 million in connection with this acquisition. We also recorded $1.5 million deferred tax liability related to the intangible assets. A majority of amortizable intangible assets have useful lives of 14 years and the others less than one year. There was no impairment to goodwill during the quarter based on our assessment. In addition, we recorded $2.7 million non-controlling interest which represents the fair value at acquisition date of the 30% share of the minority shareholder in the Shenzhen Herong GS Exhibition Co., Ltd.
          During the three months ended September 30, 2010, we recorded an amortization expense of $0.3 million on these intangible assets.
          Total amortization of intangibles and software costs was $0.5 million during the three months ended September 30, 2010 compared to $0.03 million during the three months ended September 30, 2009. The increase was mainly due to the amortization of intangible assets acquired in the business combination discussed in the foregoing paragraphs and the non-compete provisions of the share awards discussed in the preceding paragraphs.
          Total amortization of intangibles and software costs was $1.1 million during the nine months ended September 30, 2010 compared to $0.1 million during the nine months ended September 30, 2009. The increase was mainly due to the amortization of intangibles assets acquired in the business combination discussed in the foregoing paragraphs and the non-compete provisions of the share awards discussed in the preceding paragraphs.
          Income From Operations. The total income from operations during the three months ended September 30, 2010 was $3.5 million as compared to $0.9 million during the three months ended September 30, 2009. The growth in total income from operations resulted mainly from a growth in revenue and a decline in community costs off-set partially by increases in sales costs, event production costs, general and administration costs and amortization of intangibles and software costs.
          The total income from operations during the nine months ended September 30, 2010 was $13.5 million as compared to $7.6 million during the nine months ended September 30, 2009. The growth in total income from operations resulted mainly from a growth in revenue and declines in community costs and online services development costs, off-set partially by increases in sales costs, event production costs, general and administration costs and amortization of intangibles and software costs.
          Interest and dividend income. We recorded interest income of $0.07 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the three months ended September 30, 2010 compared to an interest income of $0.3 million during the three months ended September 30, 2009. The decline in interest income was mainly due to lower yield on the term deposits with the banks during the three months ended September 30, 2010.
          We recorded interest income of $0.4 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the nine months ended September 30, 2010 compared to an interest income of $0.7 million during the nine months ended September 30, 2009. The decline in interest income was mainly due to lower yield on the term deposits with the banks during the nine months ended September 30, 2010.
          Income Taxes. Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.
          We reported a tax provision of $0.4 million during the three months ended September 30, 2010 and $0.1 million during the three months ended September 30, 2009.
          We reported a tax provision of $0.6 million during the nine months ended September 30, 2010 and $0.3 million during the nine months ended September 30, 2009.
          Net Income attributable to the Company. Net income attributable to the company was $2.3 million during the three months ended September 30, 2010, compared to $1.2 million during the three months ended September 30, 2009. The growth in net income attributable to the Company resulted mainly from growth in revenue and a decline in community costs, off-set partially by increases in sales costs, event production costs, general and administration costs, amortization of intangibles, income tax expense, and a decline in interest income.
          Net income attributable to the company was $12.1 million during the nine months ended September 30, 2010, compared to $7.5 million during the nine months ended September 30, 2009. The growth in net income attributable to the Company resulted mainly from a growth in revenue and declines in community costs and online services development costs, off-set partially by increases in sales costs, event production costs, general and administration costs amortization of intangibles, income tax expense and a decline in interest income.

Liquidity and Capital Resources
          We financed our activities for the nine months ended September 30, 2010 using cash generated from our operations and we have no bank debt as at September 30, 2010.
          Net cash generated from operating activities was $37.5 million during the nine months ended September 30, 2010, compared to $24.2 million cash generated from operating activities during the nine months ended September 30, 2009. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.
          Receivables from sales representative organizations increased from $5.6 million as of December 31, 2009 to $6.5 million as of September 30, 2010 due to increase in our collections. The receivables from sales representative organizations may decline in the near future as the collections are transferred to our bank account. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase. All the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our employees, a majority of whom are our senior management staff.
          In 2004, 2007 and 2008 we purchased office space of 9,000 square meters, 1,939.38 square meters and 6,364.50 square meters respectively, in commercial buildings in Shenzhen China. In 2008 we also purchased office space of 22,874 square feet together with six car parking spaces in a commercial building in Hong Kong SAR. These buildings are situated on leasehold lands with lease periods ranging between 50 to 55 years. We record the depreciation on these assets on a straight-line basis over the remaining lease term. The total net book value of these four office properties as of September 30, 2010 and as of December 31, 2009 was $71.3 million and $71.8 million respectively.
          Advance payments received from customers were $100.5 million as of September 30, 2010, compared to $76.4 million as at December 31, 2009, which improved our liquidity. The majority of our customers in China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments.
          We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional allowances may be required in future.
          We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.
          Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in short term U.S. Treasury Bills and in term deposits with major banks to generate interest income. This does not increase our risk as these term deposits are protected by foreign sovereign guarantees till the end of 2010. The market values of U.S. Treasury Bills and in term deposits with banks as at September 30, 2010 were $13.0 million and $47.8 million, respectively compared to the market values of U.S. Treasury Bills and in term deposits with banks as at December 31, 2009 of $70.1 million and $61.2 million, respectively. The reduction was due to $100.1 million paid for our tender offer repurchase of 11,121,000 common shares in August, 2010. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.
          We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at September 30, 2010, the unutilized amount under this facility was approximately $0.6 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at September 30, 2010, such guarantee amounted to $0.003 million.
          We recorded a valuation allowance for the deferred tax assets of $7.4 million as at September 30, 2010 as it was more likely than not that they would not be realized. These deferred tax assets resulted from the net operating losses in some of our subsidiaries.
          During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. Again, in May 2010, we entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $16.7 million in payments over five years. The agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of September 30, 2010, we have paid approximately $23.4 million under these agreements.
          In the fourth quarter of 2009 and the first half of 2010, we entered into promotion agreements for the event specific promotion of our exhibition events amounting to $0.9 million. As of September 30, 2010, we have paid approximately $0.7 million under these agreements.
          On May 19, 2010, we announced via a press release (which was subsequently filed under Form SC TO-C with the SEC on May 21, 2010) that, as approved by our board of directors, we intended to commence a tender offer before the end of June 2010, with expected completion before the end of July 2010, for repurchase of approximately 6.67 million of our common shares, or approximately 14.9% of our total outstanding common shares as of April 30, 2010, at a total purchase price of $60.0 million or $9.00 per share. On June 25, 2010 we announced via a press release (which was filed under Form SC TO-C with the SEC) that we intended to increase the number of shares to be purchased to a total of up to 11,121,000 common shares, or approximately 24.9% of our total outstanding common shares as of April 30, 2010. The previously announced purchase price of $9.00 per share remained the same and the total purchase price increased to up to $100,089,000. As per the final count, the number of shares properly tendered and not properly withdrawn was greater than the number of shares that the company offered to purchase. Therefore, it was necessary to apply the odd lot priority and pro-ration provisions described in our offer to purchase. The pro-ration process was concluded by August 05, 2010 and the Company accepted 28.641785% of the shares properly tendered and not properly withdrawn by each shareholder, in addition to the tendered shares with odd lot priority. The Company issued payment of $9.00 per share for all pro-rata shares and the shares with odd lot priority that were properly tendered and not properly withdrawn. The repurchase was completed by August 10, 2010 and we paid total $100.089 million in purchase consideration to the tendering shareholders. We are holding the repurchased shares as treasury shares.
          On February 4, 2008, our board of directors authorized a program to buyback up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of September 30, 2010, we have not bought back any of our shares under this program.
          We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months. However, looking to the long term, we may raise additional share capital, or sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our shareholders.
Recent Accounting Pronouncements
          The following recent accounting pronouncements that are applicable to us do not have a material effect on our results of operations and financial condition:
(i)	SFAS 167 “Amendments to FASB Interpretation No. 46” (“SFAS No.167”).

(ii)	SFAS 166 “Accounting for Transfers of Financial Assets — an Amendment of FASB Statement No. 140” (“SFAS No.166”).

(iii)	ASU 2010-06, “Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements.”
We are currently evaluating whether the following accounting pronouncement has a material effect on our results of operations and financial condition:
(i)	ASU No.2009-13 — Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements.
The above recent accounting pronouncements are discussed in detail below:
          In June 2009, the FASB issued SFAS No.167. SFAS No.167 amends the existing guidance around FIN 46(R), “Consolidation of Variable Interest Entities”, which is incorporated in ASC Topic 810, “Consolidation”, and amends the consolidation guidance for variable interest entities. Additionally, SFAS No.167 will require additional disclosures about involvement with variable interest entities. The effective date for the pronouncement is the fiscal year beginning after November 15, 2009, and will require retrospective application. We adopted this accounting standard with effect from January 1, 2010 and the adoption of this standard does not have any material impact on our consolidated financial statements.

          In June 2009, the FASB issued SFAS No.166. SFAS No.166 is a revision to SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” which is incorporated in ASC Topic 860, Transfers and Servicing, to eliminate the concept of a qualifying special purpose entity. Additionally, SFAS No. 166 will amend the criteria for a transfer of financial assets to qualify for sale accounting under SFAS 140, and will require more information about transfer of financial assets, including securitization transactions, and enhanced disclosures when companies have continuing exposure to the risks related to transferred financial assets. The effective date for the pronouncement is the fiscal year beginning after November 15, 2009, and will require retrospective application. We adopted this accounting standard with effect from January 1, 2010 and the adoption of this standard does not have any material impact on our consolidated financial statements.
          In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, which amends ASC Topic 605, Revenue Recognition, to require companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier application is permitted. We expect to apply this standard on a prospective basis for revenue arrangements entered into beginning January 1, 2011. We are currently evaluating the impact of the adoption of the ASU on our consolidated financial statements.
          In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements.” This update will require (1) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (2) information about purchases, sales, issuances and settlements to be presented separately (i.e., present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for the first interim or annual reporting periods beginning after December 15, 2009, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the rollforward activity of Level 3 fair value measurements, which is required for annual reporting periods beginning after December 31, 2010. We adopted the new disclosure requirements which are effective for fiscal years beginning after December 15, 2009, with effect from January 1, 2010 and the adoption does not have a material impact on our financial statements.
Qualitative and Quantitative Disclosures about Market Risk
          We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenue and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses.
          Our contracts with customers are denominated and priced in foreign currencies. The conversion of these contract proceeds to U.S. dollars could result in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. The following table summarizes our foreign currency Accounts Receivable and provides the information in U.S. Dollar equivalent:

	As of September 30, 2010 (in U.S. Dollars Thousands)				As of December 31, 2009 (in U.S. Dollars Thousands)
	Expected maturity dates				Expected maturity dates
Currency	Within 1 year	Thereafter	Total	Fair value	2010	Thereafter	Total	Fair value

HKD	572	-	572	572	702	-	702	702
CNY	2,714	-	2,714	2,714	1,545	-	1,545	1,545
TWD	326	-	326	326	351	-	351	351
JPY	59	-	59	59	46	-	46	46

	3,671	-	3,671	3,671	2,644	-	2,644	2,644

          We believe this risk is mitigated because historically a majority (ranging between 98% to 99%) of our revenue is denominated in U.S. Dollars or is received in the Hong Kong Dollar, which is currently pegged to the U.S. Dollar, the Chinese Renminbi, which historically remained relatively stable but has strengthened during the past three years against the U.S. Dollar, and the New Taiwan Dollar, which is relatively stable against U.S. Dollar. Correspondingly, a majority (approximately 60% to 80%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan Dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong Dollar is no longer pegged to the U.S. Dollar, our revenue and expenses will fluctuate and our profits will be affected.
          During the nine months ended September 30, 2010 and the nine months ended September 30, 2009, we have not engaged in foreign currency hedging activities.
          In the nine months ended September 30, 2010 and the nine months ended September 30, 2009, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.
Forward-looking Statements
          Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.
          These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.
          In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.
          If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.